Filed by Archimedes Tech SPAC Partners Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SoundHound, Inc.

Commission File No. 333-262094

The email following was distributed to former employees of SoundHound, Inc.

SoundHound equity holder,

We are making great progress in our de-SPAC and we wanted to give you an update. After filing the first draft of the S-4 in early January with the Securities and Exchange Commission (SEC), we received comments back in early February and quickly re-filed our responses to those comments. We expect a couple more rounds of comments from the SEC as is normal in these transactions. The engagement has been constructive and in a positive direction which gives us optimism around closing this transaction and becoming public, targeted for April.

Shareworks Migration: Blackout Period

There are several other requirements to becoming a public company, one of which will require us to upgrade our stock administration platform, Shareworks. To convert all of the outstanding equity grants to the public company platform, we will need to effectively shut down the system for a period of time and complete the migration before our close. While the exact timing of that shut down is not known yet with certainty, generally that period can last 2-3 weeks. We wanted to give you sufficient lead time in case you wanted to make any adjustments, like exercising your options or updating your contact information. To that end, and to be safe, we recommend that you assume the Shareworks system will be blocked for any updates or transactions as of March 15. Although not yet confirmed or finalized, we are planning to register the shares of SoundHound’s current shareholders that will be issued at the time of the business combination (which would include shares issued pursuant to any option exercised prior to the blackout period, but not any unexercised options) so that those shares (if not held by affiliates or subject to contractual lock-up) can be traded shortly after closing, as opposed to waiting for the post-Closing company to have an effective Form S-8 registration statement covering the shares, which would occur approximately 2 months after closing.

To ensure you do not miss out on important communications or correspondence going forward, we strongly advise that you take a moment to update your contact information. Please see below for instructions on accessing your Shareworks account or updating your information.

Best regards,

SoundHound Stock Team

Important Information and Where to Find It

This communication refers to a proposed transaction between Archimedes Tech SPAC Partners Co. ("Archimedes") and SoundHound. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Archimedes has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The definitive proxy statement/prospectus will be sent to all Archimedes stockholders. Archimedes also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Archimedes are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Archimedes through the website maintained by the SEC at www.sec.gov or via the website maintained by Archimedes at www.archimedesspac.com or by emailing Info@ArchimedesSPAC.com.

Participants in the Solicitation

Archimedes and SoundHound and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Archimedes' stockholders in connection with the proposed transaction. Information about Archimedes' directors and executive officers and their ownership of Archimedes' securities is set forth in Archimedes' filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. Archimedes and SoundHound do not undertake any obligation to update any forward-looking statements, except as required by law.